Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

INDEPENDENT PROXY ADVISORY FIRMS RECOMMEND
IMV SHAREHOLDERS VOTE FOR ALL DIRECTOR NOMINEES AT THE UPCOMING
ANNUAL GENERAL AND SPECIAL MEETING

· For questions or voting your shares, please contact Laurel Hill Advisory Group at 1-877-452-7184 or by email at assistance@laurelhill.com

Dartmouth, Nova Scotia; June 8, 2021 – IMV Inc. (“IMV” or the “Corporation”) (Nasdaq: IMV; TSX: IMV), a clinical-stage biopharmaceutical company pioneering a novel class of cancer immunotherapies and vaccines against infectious diseases, will hold its 2021 annual and special meeting of shareholders (the "Meeting") by way of a Virtual only meeting on Friday, June 18, 2021 at 11:00 am Eastern Daylight Time

We are pleased to announce that the two leading independent proxy advisory firms that provide voting recommendations to institutional investors, Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co. (“Glass Lewis”), have each recommended shareholders vote:

☑ FOR All Director Nominees

IMV also wishes to note we have made an amendment to our Stock Option Plan. This amendment can be found on our website at www.imv-inc.com

The amendment restricts the maximum number of the Corporation’s shares that may be subject to awards under the Stock Option Plan to 8%.

Shareholders can vote in advance of the meeting by mail, facsimile, email or internet in the manner set out in the meeting materials that have been sent to shareholders, copies of which can be accessed at www.envisionreports.com/IMV2021, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov

Your vote is important – Please Vote Today

The Board of Directors recommends that Shareholders vote FOR ALL resolutions.

Submit your vote well in advance of the proxy deposit deadline of June 16, 2021 at 11:00 am (Eastern Time)

Shareholders who have questions or require voting assistance may contact IMV’s proxy solicitation agent, Laurel Hill Advisory Group, toll free in North America at 1-877-452-7184 (416-304-0211 outside North America) or by email at assistance@laurelhill.com

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the FDA potentially granting accelerated regulatory approval of maveropepimut-S and the timing of expected results from other maveropepimut-S’s studies with other tumor types. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful design and completion of clinical trials and the receipt and timely receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, our ability to access capital, the successful and timely completion of clinical trials and studies, the receipt of all regulatory approvals and other risks detailed from time to time in our ongoing quarterly filings and annual information form Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of cancer immunotherapies and vaccines against infectious diseases based on the Company’s proprietary drug delivery platform, DPX. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, maveropepimut-S, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing maveropepimut-S as a monotherapy in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. Visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

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Source: IMV Inc.

Investor Relations

Marc Jasmin, Senior Director, Investor Relations, IMV

O: (902) 492-1819, ext: 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Irina Koffler, Managing Director, LifeSci Advisors
O: (646) 970-4681M: (917) 734-7387
E: ikoffler@lifesciadvisors.com

Media

Delphine Davan, Senior Director Communications, IMV
M: (514) 968-1046
E: ddavan@imv-inc.com